Exhibit 1
CHINA UNICOM LIMITED (Stock Code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)
2007 ANNUAL RESULTS ANNOUNCEMENT
HIGHLIGHTS:

•	Total revenue reached RMB99.54 billion, up by 4.4%.

•	Profit for the year	:	RMB9.30 billion, up by 144.7%
	Basic earnings per share	:	RMB0.713, up by 136.1%

•	Excluding the realised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary:
	Adjusted profit for the year*	:	RMB7.09 billion, up by 14.4%
	Adjusted basic earnings per share*	:	RMB0.544, up by 10.6%

•	EBITDA	:	RMB32.44 billion, up by 9.5%
Excluding the realised loss on changes in fair value of derivative component of Convertible Bonds:
	Adjusted EBITDA*	:	RMB33.00 billion, up by 3.1%

•	Free cash flow reached RMB6.61 billion.
CHAIRMAN’S STATEMENT
I am pleased to report that the Company maintained healthy development in all aspects of its businesses in 2007, with the achievements of solid growth in business revenue, continuous improvement in profitability and stronger financial position.
Financial Performance
In 2007, our total revenue was RMB99.54 billion, an increase of 4.4% from 2006. Our service revenue was RMB94.64 billion, an increase of 3.9% from 2006. Service revenue from our GSM business was RMB62.78 billion, while service revenue from our CDMA business was RMB27.73 billion. Service revenue from the long-distance, data and Internet businesses amounted to RMB4.13 billion.

Our profit for the year was RMB9.30 billion, an increase of 144.7% from 2006. Basic earnings per share reached RMB0.713, an increase of 136.1% from 2006. Excluding the effect on changes in fair value of derivative component of convertible bonds and tax refund on reinvestment, our profit before income tax would be increased by 19.9% from 2006, profit for the year would be RMB7.09 billion, an increase of 14.4% from 2006, while basic earnings per share would reach RMB0.544.
Our debt-to-capitalization ratio declined from 24.3% as at the end of 2006 to 3.8% as at the end of 2007. Free cash flow was RMB6.61 billion.
The Board of Directors is pleased to announce that it has recommended the payment of a final dividend of RMB0.20 per share for 2007. If such proposed dividend is approved at the Company’s annual general meeting, the Company will pay the dividend around 12 June 2008.
Review of 2007
In 2007, in response to the intensifying market competition and the challenges arising from the adjustment of the “Calling-Party-Pays” cellular tariff policy, the Company continued to reinforce the transformation of its business model, enhance its development quality and uplift its management standard. In addition, the Company actively furthered innovation and developed international cooperation. As such, considerable progress has been achieved in every aspect.
Sustainable Solid Growth in Business
In light of market changes, the Company fully implemented the segregated operations of its GSM and CDMA businesses in 2007. The Company established separate operating units for the GSM and CDMA businesses, set definite development objectives for each unit, defined respective responsibilities and enhanced sales and marketing abilities. Over the year, our efforts in implementing the segregated operations were proven to be fruitful.
During 2007, the Company focused on brand-centric marketing. For the GSM business, the Company implemented an innovative sales and marketing model to establish a top-quality business image through the successful launch of “Worldwide 156”. Furthermore, the Company strengthened its in-depth marketing strategies targeting campus and rural markets, and further enhanced the development quality of “U-Power” and “Ruyi Tong” services. For the CDMA business, the Company effectively aligned with its fifth anniversary of operation to promote CDMA’s high-quality network. The Company also leveraged its network and business advantages to develop a data-oriented differentiated operation. In addition, the Company strengthened the centralized purchasing and sales of handsets and reinforced the implementation of the strategy of linking handset subsidies to revenue contribution from subscribers to uplift business competitiveness. As at 31 December 2007, the total number of cellular subscribers reached 162.491 million.

Our value-added cellular business has become the main driver of our revenue growth. The Company put GPRS network into full operation in May and launched new services. By the end of 2007, it already covered 221 cities in Mainland China. Furthermore, the Company actively promoted the “Stock in Palm” service of CDMA network which provides professional cellular securities trading services. By the end of 2007, the Company had over 500,000 users of “Stock in Palm” service of CDMA network, which effectively stabilized and increased the value of the Company’s subscriber base. Meanwhile, the Company further promoted its “Music Year” marketing theme, by which it established a unified handset music platform to provide users with complete song download service. In 2007, revenue from our value- added cellular service accounted for 22.0% of total service revenue generated by our cellular business.
Furthermore, the Company made remarkable achievements in adjusting the product structure of long distance, data and Internet business in the year. The Company effectively leveraged its existing resources to focus on developing high-value corporate clients from the banking, securities and insurance industries. The Company also made efforts to speed up the promotions of Internet applications and value-added voice services to achieve rapid growth in its data business.
Enhanced Service and Network Quality and Management Standard
In 2007, the Company provided different tiers of customer service system based on its service brands, implemented standardization of the customer service, achieved economies of scale in operating the “Unicom 10010” customer service centers in 27 provinces in Mainland China so as to increase customer satisfaction. The “Unicom 10010” customer service center was recognized as one of the “Top Ten Most Influential Brands for Customer Service in China” in the 4th “Top Ten Most Influential Brands in China” awards. In 2007, the Company increased its network investment as appropriate, focused on network operation and maintenance to improve network quality. On the other hand, the Company insisted on standardizing marketing management and strengthening its system supports and controls. The Company fully implemented separate management of financial receipts and expenditures, which further improved the effectiveness of treasury management and financial management and control. In addition, the Company also placed an emphasis on formulating long-term implementation on internal control with an effort in strengthening risk management and uplifting its management standard.
Notable Achievement on Innovations
Our efforts in technology innovation achieved considerable recognitions during the year. The Company won the “Special Award for Technology Innovation” given by the State-Owned Assets Supervision and Administration Commission of the PRC for the annual performance evaluation of central enterprises for the years 2004, 2005 and 2006. Throughout the year, the Company applied for 42 new patents and now possesses over 100 patents. The Company was also named as one of the “Top Ten Best Patent Enterprises in China” in the International Patents and Brands Expo 2007. Our exceptional innovations also won us a national scientific and technological progress award (second prize), two national patent excellence awards and a number of management and technology innovation awards given by the Ministry of Information Industry and the communication industry of the PRC.
In addition, the Company completed the conversion of USD1 billion convertible bonds held by Korea SK Telecom in August. In October, the Company launched 3G services in Macau, while in December, the Company successfully acquired the cellular businesses and GSM network assets in Guizhou Province from its parent company and completed the overall listing of the relevant operations in the PRC.

Outlook for 2008
In 2008, the continuous rapid growth of the Chinese economy and deepening of the “informationalization” have resulted in significant development potential for the cellular communication market, particularly the wireless value-added business. The Beijing Olympics has further brought new business opportunities to the telecommunication industry. Meanwhile, the effect from the adjustment of the cellular roaming tariff policy and the imbalanced market competition environment continue to exist, which may result in deepening the reformation of the telecommunication industry. To embrace such opportunities and challenges, the Company will insist on the implementation of separating operations of GSM and CDMA businesses, enhance its overall service quality and management and execution abilities, and accelerate effective development of every aspect of its businesses, so as to enhance its profitability and strengthen its overall competitiveness.
The Company will endeavor to achieve rapid and effective development of its GSM business. The Company’s major strategies in this area include continuing brand-centric marketing, refining market segments and improving subscriber composition. Furthermore, the Company will endeavor to expand rural markets, speed up the establishment of convenient, direct sales and campus distribution channels, and enhance channel effectiveness, as well as reinforce management of products, tariff and commission policies. For the CDMA business, the Company is committed to promoting the business scale and enhancing the business efficacy. Key strategies will include maintaining effective subsidies to drive the growth of subscribers and revenues, and strengthening customer retention. The Company will also further enhance channel distribution abilities, secure handset supplies, introduce differentiated handset products and strengthen the leading advantages of high-end handset products.
To accelerate the rapid development of wireless value-added services, the Company will enhance the penetration, activeness and revenue scale of SMS, “Cool Ringtone” and GPRS services, as well as reinforce marketing efforts, focusing on services such as “U-Net”, “Stock in Palm”, mobile newspaper, mobile music and mobile mails. The Company will also explore new operation models and establish a healthy and cooperative industry chain that creates more values.
The Company will address the industry and corporate demands and expand corporate business market by driving the rapid development of its data business, Internet applications and value-added voice business. The Company will further enhance its strategic cooperation with international operators to explore and create new business cooperation models. In addition, the Company will actively expand international roaming market and reinforce marketing of outbound roaming to increase international business revenue.
In 2008, the Company will continue its efforts on enhancing operation management, and leveraging the momentum gained from branding, products and tariffs to drive and promote business development. Proper management of investment scale, strengthening of network construction and optimization of network qualities are also among the key priorities. Capitalizing on the opportunities brought by the Beijing Olympics, the Company will strengthen the establishment of service channels and accelerate the development of service efficacy by optimizing resource allocation and enlarging the scale of service expansion. The Company will strive to do its best in marketing and service during the Olympics.
In closing, on behalf of the Board of Directors, I would like to express my heartfelt gratitude to all our shareholders for their confidence in and support to the Company and to all our staff for their efforts and contribution.

Chang Xiaobing
Chairman and Chief Executive Officer
27 March 2008

GROUP RESULTS
China Unicom Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2007, which were extracted from the audited financial statements of the Group as set out in the Company’s 2007 Annual Report.
CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2007
(All amounts in Renminbi (“RMB”) thousands)

		As at 31 December
			2006
			As restated
	Note	2007	(Note 2)
ASSETS
Non-current assets
Property, plant and equipment		116,162,165	112,795,627
Goodwill		3,143,983	3,143,983
Other assets		12,855,199	11,356,812
Deferred income tax assets	5	426,902	309,668

		132,588,249	127,606,090

Current assets
Inventories		2,528,364	2,373,871
Accounts receivable, net	6	3,211,154	3,442,211
Prepayments and other current assets		3,516,279	2,039,840
Amounts due from related parties		109,096	257,170
Amounts due from Domestic Carriers		149,736	138,521
Short-term bank deposits		644,016	195,820
Cash and cash equivalents		6,675,476	12,243,191

		16,834,121	20,690,624

Total assets		149,422,370	148,296,714

		As at 31 December
			2006
			As restated
	Note	2007	(Note 2)
EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,436,908	1,344,440
Share premium		64,320,066	53,222,976
Reserves	7	3,968,515	4,007,437
Retained profits
— Proposed final dividend	12	2,726,858	2,282,578
— Others		24,760,833	19,003,893

		97,213,180	79,861,324

Minority interest in equity		3,914	2,841

Total equity		97,217,094	79,864,165

LIABILITIES
Non-current liabilities
Long-term bank loans		1,660,921	4,139,349
Convertible bonds	8	—	10,324,949
Obligations under finance leases		3,882	10,230
Deferred income tax liabilities	5	5,864	5,879
Deferred revenue		1,303,015	2,260,728

		2,973,682	16,741,135

Current liabilities
Payables and accrued liabilities	9	32,031,307	26,543,904
Taxes payable		1,239,512	1,634,316
Amounts due to China United Telecommunications Corporation		820,699	1,088,297
Amounts due to related parties		769,558	328,702
Amounts due to Domestic Carriers		600,283	854,885
Short-term bonds	10	—	7,087,217
Current portion of long-term bank loans		2,191,382	3,984,350
Current portion of obligations under finance leases		1,448	100,004
Advances from customers		11,577,405	10,069,739

		49,231,594	51,691,414

Total liabilities		52,205,276	68,432,549

Total equity and liabilities		149,422,370	148,296,714

Net current liabilities		(32,397,473)	(31,000,790)

Total assets less current liabilities		100,190,776	96,605,300

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007
(All amounts in RMB thousands, except per share data)

		Year ended 31 December
			2006
			As restated
	Note	2007	(Note 2)
Revenue (Turnover)
GSM Business	3,4,14	62,775,304	59,882,238
CDMA Business	3,4,14	27,730,240	27,876,475
Data and Internet Business	3,4,14	2,625,853	2,320,392
Long Distance Business	3,4,14	1,507,501	1,014,550

Total service revenue		94,638,898	91,093,655

Sales of telecommunications products	3,4	4,900,489	4,253,660

Total revenue	3,4	99,539,387	95,347,315

Leased lines and network capacities	14	(9,135,497)	(8,942,999)
Interconnection charges	14	(10,906,819)	(9,671,225)
Depreciation and amortisation		(22,677,167)	(22,686,568)
Employee benefit expenses		(7,139,988)	(6,680,679)
Selling and marketing	14	(19,681,372)	(19,571,330)
General, administrative and other expenses	14	(14,639,362)	(13,543,391)
Cost of telecommunications products sold		(5,031,706)	(4,914,876)
Financial gains/(costs)		87,008	(659,632)
Interest income		186,243	263,542
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	8	(568,860)	(2,396,592)
Other gains-net	11	2,923,160	21,347

Profit before income tax		12,955,027	6,564,912

Income tax expenses	5	(3,654,170)	(2,763,885)

Profit for the year		9,300,857	3,801,027

Attributable to:
Equity holders of the Company		9,299,784	3,800,920
Minority interest		1,073	107

		9,300,857	3,801,027

Proposed final dividend	12	2,726,858	2,282,578

Dividend paid during the year	12	2,284,942	1,384,146

Basic earnings per share (RMB)	13	0.713	0.302

Diluted earnings per share (RMB)	13	0.707	0.300

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007
(All amounts in RMB thousands)

		Year ended 31 December
			2006
			As restated
	Note	2007	(Note 2)
Cash flows from operating activities
Cash generated from operations	(a)	36,836,129	39,217,031
Interest received		188,555	251,222
Interest paid		(498,080)	(1,212,745)
Income tax paid		(4,195,111)	(2,113,144)

Net cash generated from operating activities		32,331,493	36,142,364

Cash flows from investing activities
Purchase of property, plant and equipment		(21,501,863)	(16,977,370)
Proceeds from sale of property, plant and equipment		82,029	59,455
Consideration for purchase of entity under common control	1	(880,000)	—
(Increase)/decrease in short-term bank deposits		(448,196)	86,637
Purchase of other assets		(2,218,552)	(743,336)

Net cash used in investing activities		(24,966,582)	(17,574,614)

Cash flows from financing activities
Proceeds from exercise of share options		313,262	535,299
Proceeds from short-term bonds		—	6,949,700
Proceeds from short-term bank loans		—	2,143,000
Proceeds from long-term bank loans		—	1,345,050
Proceeds from issuance of convertible bonds		—	7,993,500
Repayment of short-term bonds		(6,969,700)	(9,731,800)
Repayment of short-term bank loans		—	(8,905,858)
Repayment of long-term bank loans		(3,991,246)	(10,758,599)
Dividends paid to the Company’s equity holders	12	(2,284,942)	(1,384,146)

Net cash used in financing activities		(12,932,626)	(11,813,854)

Net (decrease)/increase in cash and cash equivalents		(5,567,715)	6,753,896
Cash and cash equivalents, beginning of year		12,243,191	5,489,295

Cash and cash equivalents, end of year		6,675,476	12,243,191

Analysis of the balances of cash and cash equivalents:
Cash balances		4,155	4,549
Bank balances		6,671,321	12,238,642

		6,675,476	12,243,191

(a)	The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
		2006
		As restated
	2007	(Note 2)

Profit before income tax	12,955,027	6,564,912
Adjustments for:
Depreciation and amortisation	22,677,167	22,686,568
Amortisation of customer acquisition costs of contractual CDMA subscribers	4,000,358	4,375,353
Interest income	(186,243)	(263,542)
Financial (gains)/costs	(256,794)	460,003
Loss on disposal of property, plant and equipment	109,021	144,950
Share-based compensation costs	157,262	146,294
Provision for doubtful debts	1,727,009	1,753,915
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	568,860	2,396,592

Changes in working capital:
Increase in accounts receivable	(1,495,952)	(591,235)
Increase in inventories	(154,493)	(214,437)
Increase in other assets	(3,103,991)	(1,877,314)
Increase in prepayments and other current assets	(2,165,549)	(415,625)
Increase in amounts due from Domestic Carriers	(11,215)	(36)
Decrease in amounts due from related parties	148,074	220,750
Increase in payables and accrued liabilities	1,499,999	2,300,159
Increase in advances from customers	1,507,666	2,097,677
Decrease in deferred revenue	(957,713)	(1,106,934)
(Decrease)/increase in amounts due to Domestic Carriers	(254,602)	18,017
(Decrease)/increase in amounts due to China United Telecommunications Corporation	(368,618)	308,883
Increase in amounts due to related parties	440,856	212,081

Cash generated from operations	36,836,129	39,217,031

NOTES (All amounts in RMB thousands unless otherwise stated)
1.	GENERAL INFORMATION

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA business are hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred as “Unicom Group”). The directors of the Company consider Unicom Group to be the ultimate holding company.

The financial figures in respect of the announcement of the Group’s results for the year ended 31 December 2007 have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with the Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

Purchase of assets and business of Guizhou branch of Unicom Group (hereinafter referred to as “Business Combination”)

Pursuant to an asset transfer agreement entered between China Unicom Corporation Limited (“CUCL”, a subsidiary of the Company) and Unicom Group on 16 November 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group)) of Guizhou branch of Unicom Group (“Guizhou Business”) at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and the negotiations between the parties. In addition, pursuant to the asset transfer agreement, the profit or loss of the Guizhou Business for the period from 31 December 2006 to the effective date of the Business Combination was transferred to Unicom Group.

The aforementioned Business Combination became effective on 31 December 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Upon the completion of the Business Combination, the cellular telecommunications business operations of CUCL have been expanded to all provinces, cities and autonomous regions in the PRC. The Company has adopted merger accounting to account for this business combination of entities and businesses under the common control of Unicom Group. Please refer to Note 2 for details.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of buildings, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss. They have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs) and Interpretations issued by the HKICPA, and the requirements of the Hong Kong Companies Ordinance. They also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “SEHK”).

Since the Group and Guizhou Business were both under the common control of Unicom Group prior to the Business Combination, the purchase of Guizhou Business is considered as a business combination of entities and businesses under common control, which has been accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting For Common Control Combinations” (“AG 5”) issued by the HKICPA in November 2005. The acquired assets and liabilities of Guizhou Business are stated at historical cost, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the Guizhou Business had always been part of the Group. As a result, the 2006 comparative figures in the consolidated financial statements have been restated accordingly.

As at 31 December 2007, the current liabilities of the Group had exceeded the current assets by approximately RMB32.4 billion (31 December 2006: approximately RMB31.0 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2007 have been prepared under the going concern basis.

The accounting policies and estimates adopted in the preparation of the annual financial statements for the year ended 31 December 2007 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2006, except that the Group revised its accounting estimate on the amortisation period for deferred upfront non-refundable revenue and direct incremental costs as the weighted average customer service period of Cellular Business based on current estimation after considering the prevailing market environment is approximately 3 years from 1 January 2007 onwards (2006: approximately 4 years). The effect of the change of accounting estimate in expected weighted average customer service period is to decrease the deferred revenue and other assets by approximately RMB506 million each as at 31 December 2007 and increase the amortisation of deferred revenue and the amortisation of other assets by approximately RMB506 million each for the year ended 31 December 2007.

3.	SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as below:

•	GSM Business — the provision of GSM telephone and related services;

•	CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon;

•	Data and Internet Business — the provision of domestic and international data, Internet and other related services; and

•	Long Distance Business — the provision of domestic and international long distance and other related services.

The Group’s primary measure of segment results is based on segment profit or loss before income tax. Unallocated costs primarily represent corporate expenses, realised/unrealised loss on changes in fair value of derivative component of convertible bonds, and income tax expense whilst unallocated income mainly represents interest income and other gains (including the tax refund on reinvestment in a subsidiary), which cannot be identified to different operating segments.

3.1	Business Segments

	2007							2006 (As restated)
			Data and	Long						Data and	Long
	GSM	CDMA	Internet	Distance	Unallocated			GSM	CDMA	Internet	Distance	Unallocated
	Business	Business	Business	Business	Amounts	Elimination	Total	Business	Business	Business	Business	Amounts	Elimination	Total

Revenue (Turnover)
Usage fee	35,111,665	13,941,247	1,712,831	352,081	—		51,117,824	34,067,003	15,085,577	1,769,012	63,340	—		50,984,932
Monthly fee	6,965,329	4,574,887	—	—	—		11,540,216	7,437,095	5,122,008	—	—	—		12,559,103
Interconnection revenue	6,022,826	2,066,187	36,300	476,803	—		8,602,116	4,921,363	1,759,293	39,758	389,375	—		7,109,789
Leased lines rental	—	—	535,832	670,866	—		1,206,698	—	—	472,475	557,270	—		1,029,745
Value-added services revenue	13,528,197	6,413,204	331,133	—	—		20,272,534	11,597,432	5,375,579	—	—	—		16,973,011
Other revenue	1,147,287	734,715	9,757	7,751	—		1,899,510	1,859,345	534,018	39,147	4,565	—		2,437,075

Total services revenue	62,775,304	27,730,240	2,625,853	1,507,501	—		94,638,898	59,882,238	27,876,475	2,320,392	1,014,550	—		91,093,655
Sales of telecommunications products	11,521	4,888,282	677	9	—		4,900,489	8,166	4,243,594	1,900	—	—		4,253,660

Total revenue from external customers	62,786,825	32,618,522	2,626,530	1,507,510	—		99,539,387	59,890,404	32,120,069	2,322,292	1,014,550	—		95,347,315
Intersegment revenue	—	—	2,186,120	1,705,045	—	(3,891,165)	—	—	—	3,033,392	1,836,887	—	(4,870,279)	—

Total revenue	62,786,825	32,618,522	4,812,650	3,212,555	—	(3,891,165)	99,539,387	59,890,404	32,120,069	5,355,684	2,851,437	—	(4,870,279)	95,347,315
Leased lines and network capacities	(235,722)	(8,486,539)	(396,148)	(49,195)	—	32,107	(9,135,497)	(244,896)	(8,348,151)	(303,858)	(64,785)	—	18,691	(8,942,999)
Interconnection charges	(10,021,694)	(3,553,441)	(319,282)	(871,460)	—	3,859,058	(10,906,819)	(9,580,077)	(3,533,740)	(481,528)	(927,468)	—	4,851,588	(9,671,225)
Depreciation and amortisation	(19,057,783)	(630,829)	(2,286,406)	(701,779)	(370)		(22,677,167)	(18,877,780)	(718,467)	(2,419,598)	(670,191)	(532)		(22,686,568)
Employee benefit expenses	(4,411,785)	(1,777,553)	(509,627)	(245,845)	(195,178)		(7,139,988)	(4,160,376)	(1,537,816)	(527,358)	(272,653)	(182,476)		(6,680,679)
Selling and marketing	(9,878,991)	(8,912,742)	(631,987)	(257,625)	(27)		(19,681,372)	(9,415,055)	(9,248,734)	(683,402)	(224,078)	(61)		(19,571,330)
General, administrative and other expenses	(10,098,930)	(3,263,971)	(744,068)	(504,450)	(27,943)		(14,639,362)	(9,562,494)	(2,896,574)	(797,130)	(259,900)	(27,293)		(13,543,391)
Cost of telecommunications products sold	(229,199)	(4,800,842)	(1,651)	(14)	—		(5,031,706)	(189,692)	(4,718,968)	(6,197)	(19)	—		(4,914,876)
Financial gains/(costs)	134,162	(15,159)	20,236	15,325	(723,868)	656,312	87,008	(475,571)	(51,656)	(35,512)	(54,229)	(467,026)	424,362	(659,632)
Interest income	107,060	14,865	16,863	5,286	698,481	(656,312)	186,243	127,046	6,903	12,483	2,323	539,149	(424,362)	263,542
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	—	—	—	—	(568,860)		(568,860)	—	—	—	—	(2,396,592)		(2,396,592)
Other gains/(loss) — net	131,582	7,197	950	2,194	2,781,237		2,923,160	23,513	982	246	(3,409)	15		21,347

Segment profit/(loss) before income tax	9,225,525	1,199,508	(38,470)	604,992	1,963,472		12,955,027	7,535,022	1,073,848	113,830	377,028	(2,534,816)		6,564,912

Income tax expenses							(3,654,170)							(2,763,885)

Profit for the year							9,300,857							3,801,027

Attributable to:
Equity holders of the Company							9,299,784							3,800,920
Minority interest							1,073							107

							9,300,857							3,801,027

Other information:
Provision for doubtful debts	1,257,670	395,263	45,916	28,160	—		1,727,009	1,133,690	460,515	106,883	52,827	—		1,753,915

Capital expenditures for segment assets (a)	16,492,453	—	2,223,724	2,744,467	4,257,277		25,717,921	10,822,935	—	2,500,814	2,640,789	5,827,151		21,791,689

	31 December 2007							31 December 2006 (As restated)
			Data and	Long						Data and	Long
	GSM	CDMA	Internet	Distance	Unallocated			GSM	CDMA	Internet	Distance	Unallocated
	Business	Business	Business	Business	Amounts	Elimination	Total	Business	Business	Business	Business	Amounts	Elimination	Total

Total segment assets	107,735,724	9,885,462	7,985,260	17,573,749	56,499,840	(50,257,665)	149,422,370	108,993,645	7,876,684	8,300,155	16,810,768	56,477,257	(50,161,795)	148,296,714

Total segment liabilities	32,947,282	9,100,579	2,526,811	3,831,729	3,798,875		52,205,276	39,529,979	8,137,358	2,801,914	3,673,741	14,289,557		68,432,549

(a)	Capital expenditures classified under “Unallocated Amounts” represent capital expenditures on common facilities, which benefit all business segments.

3.2	Geographical Segments

The customers of the Group’s services are mainly in Mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarter in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in Mainland China, as the Group’s principal activities are conducted in Mainland China. For 2007 and 2006, substantially all capital expenditures were incurred to acquire assets located in Mainland China and less than 10% of the Group’s assets and operations are located outside Mainland China. Accordingly, no geographical segment information is presented.

4.	REVENUE (TURNOVER)

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income, value-added services revenue and sales of telecommunications products earned by the Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB2,369 million for the year ended 31 December 2007 (2006: approximately RMB2,316 million).

5.	TAXATION

Provision for taxation represents:

		2006
	2007	(As restated)

Provision for enterprise income tax on the estimated taxable profits for the year
— Hong Kong	5,916	4,817
— Outside Hong Kong	3,736,021	2,838,365

	3,741,937	2,843,182
Deferred taxation	(87,767)	(79,297)

	3,654,170	2,763,885

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries are mainly operated in the PRC, and the applicable statutory enterprise income tax rate is 33%.

Pursuant to the new PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and are effective from 1 January 2008. But for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five year’s period. As a result, the deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is expected to be realised or the liability is expected to be settled, resulting in a decrease of approximately RMB130 million of net deferred tax assets in the balance sheet as at 31 December 2007 and approximately RMB154 million of deferred taxation charged to the income statement and approximately RMB24 million of deferred taxation credited to equity for the year ended 31 December 2007.

6.	ACCOUNTS RECEIVABLE, NET

The aging analysis of accounts receivable is as follows:

		2006
	2007	(As restated)

Within one month	1,968,344	2,343,254
More than one month to three months	944,300	935,798
More than three months to one year	1,519,487	1,719,787
More than one year	407,964	1,518,028

	4,840,095	6,516,867
Less: Provision for doubtful debts	(1,628,941)	(3,074,656)

	3,211,154	3,442,211

The normal credit period granted by the Group is on average 30 days from the date of invoice.

There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

7.	RESERVES

	Employee
	share-based
	compensation	Revaluation	Statutory	Other
	reserve	reserve	reserve	reserve	Total
Balance at 1 January 2006 (As previously reported)	215,361	176,853	2,435,117	—	2,827,331
Adjusted for Business Combination under common control (Note 1)	—	—	—	383,411	383,411

Balance at 1 January 2006 (As restated)	215,361	176,853	2,435,117	383,411	3,210,742
Revaluation of buildings — gross	—	200,330	—	—	200,330
Revaluation of buildings — tax	—	(105,129)	—	—	(105,129)
Employee share option scheme:
— Value of employee services	146,294	—	—	—	146,294
— Recognition of shares issued on exercise of options	(97,482)	—	—	—	(97,482)
Transfer of retained profits to other reserve due to Business Combination under common control (Note 1)	—	—	—	69,096	69,096
Appropriation to statutory reserve	—	—	583,586	—	583,586

Balance at 31 December 2006 (As restated)	264,173	272,054	3,018,703	452,507	4,007,437

Balance at 1 January 2007 (As previously reported)	264,173	272,054	3,018,703	—	3,554,930
Adjusted for Business Combination under common control (Note 1)	—	—	—	452,507	452,507

Balance at 1 January 2007 (As restated)	264,173	272,054	3,018,703	452,507	4,007,437
Revaluation of buildings — tax	—	29,482	—	—	29,482
Employee share option scheme:
— Value of employee services	157,262	—	—	—	157,262
— Recognition of shares issued on exercise of options	(58,268)	—	—	—	(58,268)
Consideration for purchase of entity under common control (Note 1)	—	—	—	(880,000)	(880,000)
Transfer of retained profits to other reserve due to Business Combination under common control (Note 1)	—	—	—	95,277	95,277
Transfer of profit of entity under common control to Unicom Group (Note 1)	—	—	—	(101,020)	(101,020)
Appropriation to statutory reserve	—	—	718,345	—	718,345

Balance at 31 December 2007	363,167	301,536	3,737,048	(433,236)	3,968,515

8.	CONVERTIBLE BONDS
There were no outstanding convertible bonds as at 31 December 2007. The carrying values of the derivative component and liability component of convertible bonds outstanding as at 31 December 2006 were as follows:

	2007	2006

Liability component	—	7,117,035
Derivative component	—	3,207,914

Carrying value of convertible bonds	—	10,324,949

Number of conversion shares at the issuance date (shares)	—	899,745,075

On 5 July 2006, the Company issued a zero coupon convertible bonds with an aggregate principal amount of USD1 billion (the “Convertible Bonds”) to SK Telecom Co., Ltd., (“SK Telecom”), an overseas telecommunications service operator in Korea. The bondholder has the option to convert the Convertible Bonds into shares of the Company with a par value of HKD0.10 each at a conversion price of HKD8.63 (an equivalent of approximately USD1.11) per share. For details, please refer to Note 17 of the Company’s 2006 annual report.
The Convertible Bonds with carrying value of approximately RMB10,818 million as at 20 August 2007 was fully converted into 899,745,075 ordinary shares of HKD0.10 each of the Company. The share conversion resulted in an increase in share capital and share premium by approximately RMB87 million and RMB10,731 million respectively. Prior to conversion, the change in the fair value of the conversion option from 31 December 2006 to 20 August 2007 resulted in a fair value loss of approximately RMB569 million (2006: approximately RMB2,397 million), which has been recorded in the “Realised/unrealised loss on changes in fair value of derivative component of convertible bonds” in the income statement for the year ended 31 December 2007.
9.	PAYABLES AND ACCRUED LIABILITIES

The aging analysis of payables and accrued liabilities is as follows:

		2006
	2007	(As restated)

Less than six months	24,077,455	20,390,910
Six months to one year	5,063,993	3,993,082
More than one year	2,889,859	2,159,912

	32,031,307	26,543,904

10.	SHORT-TERM BONDS
In March 2006, CUCL completed an offering of short-term bonds of RMB1.0 billion with a maturity period of 365 days carrying at interest rate of 3.12% per annum, which was fully repaid in March 2007.
In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.0 billion, consisting of three tranches of RMB2.0 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. The interest rates of the bonds ranged from 3.05% to 3.35% per annum. The bonds were also fully repaid in 2007.
11.	OTHER GAINS — NET

			2006
	Note	2007	(As restated)

Tax refund on reinvestment in a subsidiary	(a)	2,780,682	—
Others		142,478	21,347

		2,923,160	21,347

Note (a):
During 2007, the Company reinvested the undistributed profits into a subsidiary and was granted a refund of a portion of the taxes previously paid by this subsidiary as permitted under the tax law effective until 31 December 2007. This tax refund on reinvestment in a subsidiary was recorded as “other gains”.

12.	DIVIDENDS
At the annual general meeting held on 11 May 2007, the shareholders of the Company approved the payment of a final dividend of RMB0.18 per ordinary share for the year ended 31 December 2006 totaling approximately RMB2,285 million, which has been reflected as an appropriation of retained profits during the year ended 31 December 2007. As at 31 December 2007, such dividends have been fully paid by the Company.
At a meeting held on 27 March 2008, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.20 per ordinary share to the shareholders for the year ended 31 December 2007 totaling approximately RMB2,727 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2007, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2008.

	2007	2006

Proposed final dividend of RMB0.20 (2006: RMB0.18) per ordinary share	2,726,858	2,282,578

13.	EARNINGS PER SHARE
Basic earnings per share for the years ended 31 December 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years.
Diluted earnings per share for the years ended 31 December 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) the Convertible Bonds. The potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and the Convertible Bonds and are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

	2007			2006 (As restated)
	Profit			Profit
	attributable			attributable
	to equity		Per share	to equity		Per share
	holders	Shares	amount	holders	Shares	amount
	RMB'000	In thousands	RMB	RMB'000	In thousands	RMB

Basic earnings	9,299,784	13,036,566	0.713	3,800,920	12,599,018	0.302

Effect of conversion of share options	—	124,523		—	50,288

Diluted earnings	9,299,784	13,161,089	0.707	3,800,920	12,649,306	0.300

To enable an investor to better understand the Group’s results, below is a table reconciling earnings per share to adjusted earnings per share, excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary. These items are not considered to be indicators of the Group’s operating performance.

		2006
	2007	(As restated)

Profit attributable to equity holders of the Company	9,299,784	3,800,920
Adjustments for:
Realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds	568,860	2,396,592
Other gains from tax refund on reinvestment in a subsidiary	(2,780,682)	—

Adjusted profit attributable to equity holders excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary	7,087,962	6,197,512

Adjusted basic earnings per share excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary (RMB)	0.544	0.492

Adjusted diluted earnings per share excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary (RMB)	0.539	0.490

14.	RELATED PARTY TRANSACTIONS
The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

		2006
	2007	(As restated)

Transactions with Unicom Group and its subsidiaries:
Interconnection revenues	37,257	60,744
Interconnection charges	6,329	15,701
Rental income for premises and facilities	17,017	16,257
Charge for operator-based subscriber value-added services	378,462	374,035
Charge for customer services	860,653	681,162
Agency fee incurred for subscriber development services	115,610	58,982
CDMA network capacity lease rental	8,381,638	8,256,623
Constructed capacity related cost of CDMA network	215,080	188,656
Charges for cellular subscriber value-added service	54,491	45,618
Rental charges for premises, equipment and facilities	30,958	27,931
Charges for the international gateway services	15,213	17,143
Purchase of telecom cards	697,285	712,098
Agency fee incurred for procurement of telecommunications equipment	18,073	13,166
Charge for engineering design and technical services	58,003	—

Note:
The purchase of Guizhou Business has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Guizhou Branch of Unicom Group and the Group were eliminated and not disclosed as related party transactions in the consolidated financial statements.

15.	COMPARATIVE FIGURES
As stated in Note 2, comparative figures have been restated to reflect the effects of Business Combination under common control, which is accounted for using merger accounting in accordance with AG 5.
BUSINESS OVERVIEW
I.	SUMMARY
In 2007, the Company committed to the rational, practical and proactive growth strategy and achieved steady and sustainable business development through deepening the transformation of development model, implementing specialized operations and brand-centric marketing practice and establishing differentiated and brand-oriented customer service system.
(Note: the Company completed the acquisition of the mobile businesses and GSM network assets in Guizhou Province on 31 December 2007, thereby expanded its operations to all 31 provinces, municipalities and autonomous regions in the PRC. All the data quoted in this Business Overview related to 2006 have been restated as if Guizhou business had always been part of the Group in the relevant comparative periods.)

Cellular business maintained steady growth. As of 31 December 2007, the Company had a total number of 162.491 million cellular subscribers, representing an annual growth rate of 12.7%, and the Company’s subscriber market share in the service areas was 29.7%. The total number of GSM subscribers amounted to 120.564 million; the total number of CDMA subscribers amounted to 41.927 million.
Mobile value-added services (“VAS”) continued to grow rapidly. In 2007, SMS volume reached 92.11 billion messages, representing an annual growth rate of 20.7%. The total number of “Cool Ringtone” subscribers reached 50.134 million, representing an annual growth rate of 39.7%. The total number of CDMA 1X wireless data service subscribers reached 21.418 million, and GPRS service subscribers reached over 8.0 million.
Long distance, Data and Internet businesses maintained stable growth. In 2007, the total minutes of outgoing international and domestic long distance calls reached 23.28 billion minutes, representing a decrease of 4.4% from 2006. The total minutes of incoming international long distance calls reached 3.80 billion minutes, representing an increase of 45.3% from 2006. The total leased bandwidths were 69,500 x 2Mbps, representing an increase of 20.3% from 2006.
II.	BUSINESS REVIEW
1.	GSM Business
The Company offered quality GSM mobile telecommunication services in 31 provinces, municipalities and autonomous regions in the PRC as well as international GSM roaming services through 283 operators in 179 countries and regions.
a)	Subscribers

As of 31 December 2007, the total number of the Company’s GSM subscribers was 120.564 million. Of this total, the post-paid subscribers reached 62.474 million, and the pre-paid subscribers amounted to 58.090 million. In total, GSM subscribers’ net additions reached 13.627 million, representing a 23.2% increase from 2006. In 2007, the average monthly churn rate for the Company’s GSM service was 2.76%, slightly higher than 2.47% of 2006.

b)	Minutes of usage

In 2007, the total minutes of usage for the Company’s GSM subscribers were 341.41 billion minutes, representing an increase of 17.9% from 289.47 billion minutes in 2006.

c)	Monthly average minutes of usage (MOU) and average revenue per user (ARPU)

MOU per subscriber per month for GSM service maintained moderate growth. In 2007, the average MOU per subscriber per month for GSM services were 250.1 minutes, representing an increase of 12.3 minutes from the 237.8 minutes in 2006. The ARPU for GSM service in 2007 decreased to RMB46.0 from RMB49.2 in 2006.

2.	CDMA Business
The Company is currently the only provider of quality CDMA cellular services in 31 provinces, municipalities and autonomous regions in the PRC and offers CDMA international roaming services through 25 operators in 17 countries and regions.
a)	Subscribers

As of 31 December 2007, the total number of the Company’s CDMA subscribers was 41.927 million. Of this total, the post-paid subscribers reached 38.622 million, and the pre- paid subscribers amounted to 3.305 million. In total, CDMA subscribers’ net additions reached 4.624 million, representing a 20.5% increase from 2006. In 2007, the average monthly churn rate for CDMA service was 2.04%, up from the churn rate of 1.62% in 2006.

b)	Minutes of usage

In 2007, the total minutes of usage for CDMA subscribers were 125.43 billion minutes, representing an increase of 6.9% from 117.32 billion minutes in 2006.

c)	MOU and ARPU

In 2007, the average MOU per subscriber per month for CDMA service were 263.0 minutes, a decrease of 13.7 minutes from 276.7 minutes in 2006. The ARPU for CDMA service was RMB58.1, representing a decrease of RMB7.7 from RMB65.8 in 2006.

3.	Mobile Value-added Services
Through “Unimax”, an integrated media portal, the Company provides its CDMA and GSM subscribers with mobile value-added services covering communications, contents and Internet access services. In 2007, the Company made effort to increase the penetration rates of SMS, “Cool Ringtone” service, continuously enlarged the competitive edge of “U-Net” Internet access service, and actively promoted services such as “Stock in Palm” stock trading, mobile music and instant messages. The application of mobile value-added services has been increasingly diversified.
The SMS service continued to grow. In 2007, SMS volume reached 92.11 billion messages, representing an increase of 20.7% from 76.29 billion messages in 2006. Of this total, GSM SMS volume was 72.94 billion messages, representing an increase of 23.1% from 59.26 billion messages in 2006; and CDMA SMS volume was 19.17 billion messages, representing an increase of 12.6% from 17.03 billion messages in 2006.
The “Cool Ringtone” service maintained rapid development. In 2007, the net additions of “Cool Ringtone” subscribers were 14.254 million and the total number of subscribers reached 50.134 million. Of this total, the GSM “Cool Ringtone” subscribers reached 37.951 million, accounting for 31.5% of the total GSM subscribers, and the CDMA “Cool Ringtone” subscribers amounted to 12.183 million, accounting for 29.1% of the total CDMA subscribers.

As of 31 December 2007, the number of CDMA 1X wireless data subscribers reached 21.418 million. Of this total, the number of “U-Net” was 2.217 million, representing an increase of 57.1% from 2006; the number of “Stock in Palm” was over 500,000. With the official launch of GPRS in 2007, the Company provided GPRS-based WAP, JAVA and point-to-point “Color Mail” multimedia message services, which effectively promoted rapid growth of GPRS services. By the end of 2007, GPRS subscribers exceeded 8 million.
4.	Long Distance, Data and Internet Businesses
With the focus on profitability, the Company exerted the potential of existing resource, proactively developed high-end customers in the financial sector, speeded up to promote the Internet application and voice value-added service. As a result, the Company achieved stable growth of its Long Distance, Data and Internet businesses.
a)	International and domestic long distance service

In 2007, the total minutes of the Company’s outgoing international and domestic long distance calls were 23.28 billion minutes, representing a year-on-year decrease of 4.4%. Of this total, Public Switched Telephone Network (PSTN) outgoing international and domestic long distance calls were 11.16 billion minutes, slight lower than 11.23 billion minutes in 2006, and IP outgoing international and domestic long distance calls were 12.12 billion minutes, lower than 13.13 billion minutes in 2006.

In 2007, the total minutes of incoming calls from international destinations, including Hong Kong, Macau and Taiwan, were 3.80 billion minutes, representing a year-on-year increase of 45.3%. Of this total, the total minutes of PSTN incoming calls were 3.38 billion minutes, representing a year-on-year increase of 41.1%, and the total minutes of IP incoming calls were 0.42 billion minutes, representing a year-on-year increase of 90.6%.

b)	Network lease and video telephony services

The Company offers a variety of leased line, Asynchronous Transfer Mode (ATM) and Frame Relay (FR) services to meet customers’ different bandwidth requirements. As of 31 December 2007, the total leased bandwidths were 69,500 x 2Mbps, and the total subscribers of “Uni-Video” broadband video-telephony service reached 450 thousand.

c)	Internet and fixed-line value-added services

As of 31 December 2007, the number of the Company’s broadband Internet service subscribers was 795 thousand, the number of “Ruyi” mailbox service subscribers reached 11.975 million, the number of voice value-added service subscribers was over 3 million, and the number of “Ruyi” fax and “Ruyi” virus-killing service subscribers were 520 thousand and 310 thousand, respectively.

III.	NETWORK INFRASTRUCTURE
In 2007, the Company committed to the investment-return principle, and enhanced the overall network capacities as well as the capabilities for evolution to the next generation network by integrating network infrastructure, improving network utilization and strengthening the construction of key projects such as IP network, soft-switch network and long distance network. To meet market demand, the Company speeded up the upgrade of GPRS network and expanded its GPRS network to cover 221 key cities in China, which provided strong support to the Company’s business development.
The Company proactively established an operation and maintenance system by focusing on centralized operation, maintenance and management, thoroughly implemented programs to meet AAA high standards in operation and maintenance, optimized the network structure and improved the response system, which resulted in the further improvement in the network quality. By the end of 2007, the wireless connection rate of GSM network reached 98.43% and call-drop rate was lower than 0.70%; the wireless connection rate of CDMA network reached 99.76% and call-drop rate was lower than 0.34%.
The Company proactively pushed forward the construction of its IT supporting system. By unifying business processes and optimizing system structure across all branches in 31 provinces, municipalities and autonomous regions in the PRC, the Company greatly improved the capacity and efficiency of the management system on customer relationship, billing and operational analysis. By providing flexible packages and enhancing product management, The Company enhanced the response capability of the core system to marketing and customer service activities. The Company further improved the efficiency and timeliness of its roaming settlement system to support the Company’s domestic and international roaming business.
IV.	SALES AND MARKETING
In 2007, the Company fully carried out the segregation of GSM and CDMA marketing operations. By optimizing organization structure, clarifying job responsibilities, streamlining core work processes, expanding marketing force and refining development responsibilities, the Company further improved its capability in the marketing management and ensured the effectiveness of all kinds of its marketing activities.
1.	Branding Strategy
The Company further implemented its branding strategy through enhancing the customer segmentation, enriching service contents and increasing brand recognition and image. By offering more products, more dedicated customer services and more “dual-mode, dual-standby” handsets, the Company improved the satisfaction of “Worldwind” high-end customer as well as the brand value. By establishing campus sales channels and launching campus promotion activities, the Company increased the recognition and market share of “U-Power” in youth market. By intensive marketing efforts during holidays and in rural market, the Company expanded the subscriber base of “Ruyi Tong”.

The brand of “Unicom Horizon” insisted on development driven by application. By focusing on key industries, the Company continued to expand its group customer base. By the end of 2007, the number of group customers of “Unicom Horizon” reached 363 thousand.
2.	Distribution Channels
In 2007, the Company enhanced its distribution in channel planning, construction and management aspects to proactively build up the core competitiveness of its distribution system. By opening more flagship sales outlets, the Company strengthened its own sales outlets’ leading role in selling and customer services. By flattening distribution channels and establishing innovative channels such as Internet channel, the Company further optimized the structure of its distribution system.
3.	Customer Service
In 2007, the Company continued to promote the “Unicom 10010” service brand. By proactively launching a series of customer service campaigns such as “Service Year of China Unicom”, “Good Faith Services, No Hassle Consumption” and committed to the service commitment, the Company enhanced its social image. The Company further implemented differentiated and brand-centric customer services and strengthened customer retention through centralizing quality service resources and creating featured members service. In 2007, “Unicom 10010” was awarded as one of the “Top Ten Most Influential Brands of Customer Services in China”.
4.	Tariff Strategy
In 2007, the Company continued to adjust and optimize its tariff structure and streamlined its service packages. In addition, the Company adhered to brand-oriented service and tariff package design, reacted rationally to the implementation of the calling-party-pay tariff policy, and managed to maintain stable revenue and subscribers growth through appropriate customer segmentation and targeting right service and tariff packages on right market segment.
V.	BUSINESS STRATEGIES FOR 2008
In 2008, the Company will continue the brand-centric marketing strategy by accelerating the quality growth, balance operations between quantity and quality in acquiring customers, improving overall marketing capabilities, strengthening network support, so as to further increase overall business efficiency.
For the GSM business, the Company will expand the promotion of “WorldWind 156” brand to mid- to-high-end customers so as to raise the image of its GSM business. The Company will strengthen the marketing activities of “U Power” and “Ruyi Tong” services and proactively expand rural market and value-added services so as to increase GSM subscribers and revenue. The Company will endeavor to further grow the GSM business effectively through enhancing channel management and increasing the selling capability of its own distribution channels.

For the CDMA business, the Company will fully leverage its data advantages to enhance the competitiveness, and increase marketing efforts to expand the subscriber base. The Company will increase retention efforts with a focus on mid-to-high-end subscribers to raise customer retention rate. The Company will greatly expand coverage of sales outlets and increase the selling capability of sales outlets.
For cellular value-added services, the Company will enhance product planning and management of value-added services. While increasing the penetration rates and revenues of SMS and “Cool Ringtone”, the Company will proactively market GPRS and CDMA 1X based wireless data services such as “U-Net”, “Stock in Palm”, mobile paper, mobile music and mobile instant message, and explore the way to grow new services such as mobile mailbox and mobile search.
For Long Distance, Data and Internet business, the Company will target on key industries, groups and small and medium enterprises (“SME”), and satisfy their comprehensive telecommunication needs by fully utilizing existing resources. The Company will further expand data, Internet application and voice value-added services.
The Company aims to improve the quality and scale of its group clients. The Company will improve product applications, implement cross-provincial marketing practice, and expand the market share in SME market to add values to group clients. The Company will strengthen its cooperation with service integrators to develop application solutions for industrial and corporate clients so as to expand revenues contribution from industry applications.
The Company will continue to promote its international business, deepen its strategic cooperation with overseas operators, innovate business model, proactively expand the international roaming market, and increase promotion effort on roaming services, so as to further increase the revenue from international business.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
I.	OVERVIEW
In 2007, our business continued to grow effectively as we further strengthened the quality of respective business. Our revenue maintained steady growth and reached RMB99.54 billion for 2007, up by 4.4% from 2006 (Note 1). Our profitability further improved and our profit before income tax amounted to RMB12.96 billion, up by 97.3% from 2006. Profit for the year amounted to RMB9.3 billion, up by 144.7% from last year. Basic earnings per share was RMB0.713, up by 136.1% from 2006. EBITDA (Note 3) was RMB32.44 billion in 2007, up by 9.5% from 2006. Excluding the effect of realised loss on changes in fair value of derivatives component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary, profit before income tax would be RMB10.74 billion, up by 19.9% from 2006 and adjusted profit for the year (Note 2) would be RMB7.09 billion, up by 14.4% from 2006, adjusted earnings per share would be RMB0.544 in 2007, up by 10.6% from 2006, and adjusted EBITDA (Note 3) would be RMB33.00 billion, up by 3.1% from 2006.

We also improved our balance sheet structure in 2007. Our liabilities-to-assets ratio (Note 4) decreased from 46.1% as at 31 December 2006 to 34.9% as at 31 December 2007. Net cash generated from operating activities changed from RMB36.14 billion in 2006 to RMB32.33 billion in 2007 due to increase in the settlement of payables and increase in payment of income tax during the year, after deducting the capital expenditures for 2007 of RMB25.72 billion, the free cash flows (representing net cash generated from operating activities minus capital expenditures) in 2007 amounted to RMB6.61 billion.
II.	REVENUE
In 2007, in response to the challenge of the tariff reduction caused by the implementation of “Calling-Party-Pays” tariff policy, we made proactive efforts to develop our subscribers and promote our value-added services. As a result, our revenue continued to grow steadily in 2007. Our total revenue was RMB99.54 billion, up by 4.4% from 2006. Out of the total revenue in 2007, our total service revenue was RMB94.64 billion, up by 3.9% from 2006, and the revenue from the sales of telecommunications products was RMB4.90 billion, up by 15.2% from 2006.
The table below sets forth the changes in service revenue composition and the percentage of total service revenue for each of our business segment for year 2007 and year 2006.

				2006 (Restated)
		2007		(Note 1)
			As percentage		As percentage
			of total		of total
		RMB in	service	RMB in	service
		millions	revenue	millions	revenue

Total service revenue		94,639	100.0%	91,094	100.0%

Include:	Cellular	90,506	95.6%	87,759	96.3%
	Of which: GSM	62,776	66.3%	59,882	65.7%
	CDMA	27,730	29.3%	27,877	30.6%
	Long distance, data and Internet	4,133	4.4%	3,335	3.7%
1.	GSM Cellular Business
In 2007, we have maintained a continued growth in GSM cellular business. Revenue from our GSM cellular business increased by 4.8% from RMB59.89 billion in 2006 to RMB62.79 billion in 2007, of which service revenue accounted for RMB62.78 billion, up by 4.8% from 2006. The average revenue per user (the “ARPU”) per month decreased from RMB49.2 in 2006 to RMB46.0 in 2007.
Due to our efforts to strengthen the business development and promotion of the value-added business, revenue from GSM value-added services amounted to RMB13.53 billion in 2007, up by 16.6% from 2006. The share of revenue from GSM value-added services as a percentage of the GSM service revenue increased from 19.4% in 2006 to 21.6% in 2007.

In line with the growth of the GSM cellular business and interconnection traffic volume, our interconnection revenue from the GSM cellular business increased to RMB6.02 billion in 2007, up by 22.4% from 2006.
2.	CDMA Cellular Business
In 2007, we continued to focus on an effective development on CDMA cellular business. Revenue from CDMA cellular business reached RMB32.62 billion, up by 1.6% from 2006. Out of the total revenue from CDMA cellular business, our service revenue was RMB27.73 billion and decreased slightly by 0.5% from 2006. This was caused by the ARPU of mass market customers was relatively low and the revenue from the existing high-end customers was also significantly affected by the new “Calling-Party-Pays” tariff policy, resulting in the decrease of ARPU per month by RMB7.7 from RMB65.8 in 2006 to RMB58.1 in 2007. Revenue from sales of telecommunications products relating to our CDMA cellular business increased to RMB4.89 billion, up by 15.2% from 2006.
We strengthened the promotion of the CDMA 1X business and made efforts in encouraging our customers to form a user habit to use CDMA 1X services to increase our revenue from CDMA value-added services. Value-added service revenue from CDMA cellular business reached RMB6.41 billion in 2007, up by 19.3% from 2006, and accounted for 23.1% of the service revenue from CDMA cellular business in 2007, up by 19.3% from 2006. Out of the service revenue from CDMA cellular business, revenue from CDMA 1X data business was RMB2.85 billion, up by 41.9% from 2006 and accounted for 44.5% of the value-added service revenue from CDMA cellular business in 2007.
In line with the growth of CDMA cellular business and interconnection traffic volume, interconnection revenue from CDMA cellular business reached RMB2.07 billion for 2007, up by 17.4% when compared with 2006.
3.	Long Distance, Data and Internet Businesses
Tariff for traditional businesses such as outgoing long distance calls continued to decrease due to intensifying market competition. In response, we adjusted our business structure to actively promote the rapid development of data and Internet businesses. In 2007, our service revenue from long distance, data and Internet businesses was RMB4.13 billion, up by 23.9% from 2006.

III.	COSTS AND EXPENSES
In 2007, we continued to strengthen our costs and expenses control and enhanced the effectiveness of our costs and expenses. Our total costs and expenses (i.e. total operating costs and expenses plus cost of telecommunications products sold) in 2007 were RMB88.94 billion, up by 2.9% from 2006, which is lower than the revenue growth in 2007 by 1.5 percentage points. Out of the total costs and expenses, our operating costs and expenses amounted to RMB83.91 billion, accounted for 88.7% of the service revenue in 2007. Cost of telecommunications products sold was RMB5.03 billion.
The table below illustrates the major items of operating costs and expenses for year 2007 and year 2006 and their respective percentage of the corresponding service revenues:

				2006 (Restated)
	2007			(Note 1)
		As percentage			As percentage
		of total			of total
	RMB in	service		RMB in	service
	millions	revenue		millions	revenue

Total operating costs and expenses	83,906	88.7%		81,492	89.4%
Leased lines and network capacities	9,135	9.7%		8,943	9.8%
Interconnection charges	10,907	11.5%		9,671	10.6%
Depreciation and amortisation	22,677	24.0%		22,687	24.9%
Employee benefit expenses	7,140	7.5%		6,681	7.3%
Selling and marketing	19,681	20.8%		19,571	21.5%
General, administrative and other expenses	14,639	15.5%		13,543	14.9%
Financial (gains)/costs and interest income	(273)	(0.3%	)	396	0.4%
1.	Leased lines and network capacities
Our total leasing expenses for leased lines and network capacities reached RMB9.14 billion in 2007, up by 2.2% from 2006, and accounted for 9.7% of the service revenue in 2007, decreased by 0.1 percentage point from 2006. Pursuant to the connected party transactions agreement, we paid Unicom Group 31% of our CDMA business income as the leasing fees for the network capacity. Such network capacity lease expense for the CDMA cellular business increased from RMB8.26 billion in 2006 to RMB8.38 billion in 2007.
2.	Interconnection charges
In line with the business growth and increase in interconnection traffic volume, interconnection charges amounted to RMB10.91 billion in 2007, up by 12.8% from 2006. Interconnection charges as a percentage of the service revenue increased from 10.6% in 2006 to 11.5% in 2007. Net interconnection charges in 2007 was RMB2.30 billion, down by 10.0% from 2006, and accounted for 2.4% of the service revenue in 2007, down from 2.8% in 2006.

3.	Depreciation and amortisation
Depreciation and amortisation expenses amounted to RMB22.68 billion in 2007, maintained at the same level with last year. Depreciation and amortisation expenses, as a percentage of the service revenue changed from 24.9% in 2006 to 24.0% in 2007.
4.	Employee benefit expenses
In 2007, due to various factors including the recruitment of new staff for business expansion, increase in the employee social benefits as a result of increased average wages and increase in share-based compensation costs under the share option scheme, employee benefit expenses for the year increased to RMB7.14 billion, up by 6.9% from 2006. Employee benefit expenses as a percentage of the service revenue changed from 7.3% in 2006 to 7.5% in 2007.
5.	Selling and marketing
In 2007, we continued to strengthen our control over selling and marketing expenses, to maintain handset cost subsidies at a reasonable level and to improve the management of sales agents by assessing the effectiveness of commission scheme based on the revenue contribution from the subscribers brought by such agent. Our selling and marketing expenses totaled RMB19.68 billion in 2007, up by 0.6% from 2006. As a percentage of the service revenue, our selling and marketing expenses decreased from 21.5% in 2006 to 20.8% in 2007. Of such selling and marketing expenses, amortisation of customer acquisition costs on contractual CDMA subscribers was RMB4.00 billion in 2007, down by 8.6% from 2006.
6.	General, administrative and other expenses
Affected by factors such as expansion of network facilities and base stations, increases in utilities charges and maintenance fees, our general, administrative and other expenses increased to RMB14.64 billion in 2007, up by 8.1% from 2006. General, administrative and other expenses as a percentage of the service revenue increased from 14.9% in 2006 to 15.5% in 2007.
7.	Financial (gains)/costs and interest income
In 2007, we further strengthened and improved our capital structure through centralised treasury management and fund distribution. As we further improved our debt structure and benefited from RMB appreciation, we recorded total financial gains and interest income of RMB0.27 billion in 2007 as compared with total financial costs and interest income of RMB0.40 billion in 2006. Such financial gains included an exchange gain of RMB0.48 billion due to the appreciation of RMB during 2007.

8.	Cost of telecommunications products sold
Cost of telecommunications products sold increased to RMB5.03 billion in 2007, up by 2.4% from 2006. This increase was primarily due to an increase in the CDMA handset units purchased and sold. As the corresponding sales of telecommunications products increased to RMB4.90 billion, up by 15.2% from 2006, the net loss from sales of telecommunications products was RMB0.13 billion, which was RMB0.53 billion less than the net loss in 2006.
9.	Realised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary
We issued Convertible Bonds to SK Telecom Co. Ltd., (“SK Telecom”), an overseas telecommunications service operator in Korea. In accordance with the requirements of Hong Kong Accounting Standard 39, “Financial Instruments — Recognition and Measurement”, due to the increase in our share price, the fair value of the derivative component in respect of the Convertible Bonds has increased in 2007 and therefore resulted in a realised loss on changes in fair value of derivative component of Convertible Bonds of RMB0.57 billion recognised in the income statement. The realised loss had no impact on our cash flows in 2007. Since SK Telecom had fully converted the Convertible Bonds into the Company’s shares as at 20 August 2007, as a result, the Company no longer needs to recognise the changes in fair value of derivative component of Convertible Bonds from that date onwards.
During 2007, the Company reinvested the undistributed profits into a subsidiary and was granted a refund on a portion of the taxes previously paid by the subsidiary amounting to approximately RMB2.78 billion, which was recorded as “other gains”.
IV.	EARNINGS
1.	Profit before income tax
In 2007, our profit before income tax was RMB12.96 billion. Excluding the effect of realised loss of RMB0.57 billion on the changes in fair value of derivative component of Convertible Bonds and other gains from tax refund of RMB2.78 billion on reinvestment in a subsidiary, our profit before income tax would be RMB10.74 billion, up by 19.9% from 2006.
In particular, profit before income tax for the GSM cellular business grew steadily and reached RMB9.23 billion, up by 22.4% from 2006 as a result of the increase in revenue from GSM cellular business. Profit before income tax for the CDMA cellular business reached RMB1.20 billion, up by 11.7% from 2006 as a result of our effective cost control measures. Profit before income tax for the long distance, data and Internet businesses was RMB0.57 billion, up by 15.4% from 2006 as a result of the Company’s focus on developing profitable businesses.

2.	Income tax
Our income tax was RMB3.65 billion in 2007 and the effective tax rate in 2007 was 28.2%. Excluding the effects of realised loss on changes in fair value of the derivative component of the Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary, our effective tax rate would be 34.0%, increased by 3.2 percentage points from 30.8% in 2006. Pursuant to the new PRC enterprise income tax rates which became effective on 1 January 2008, our deferred tax balance as at 31 December 2007 was adjusted to reflect such change and resulted in an increase of RMB0.15 billion of deferred tax expenses for the year ended 31 December 2007, and the impact on the tax rate was 1.2 percentage points.
3.	Profit for the year
Our profit for the year reached RMB9.30 billion, and our basic earnings per share was RMB0.713 in 2007, up by 136.1% from 2006. Excluding the effect of realised loss on changes in fair value of the derivative component of the Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary, our adjusted profit for the year would be RMB7.09 billion, up by 14.4% from 2006 and the adjusted basic earnings per share would be RMB0.544, up by 10.6% from 2006.
V.	ADJUSTED EBITDA
Our EBITDA was RMB32.44 billion in 2007, up by 9.5% from 2006. Excluding the effects of realised loss on changes in fair value of derivative component of Convertible Bonds, the adjusted EBITDA was RMB33.00 billion, up by 3.1% from 2006. Adjusted EBITDA margin (representing adjusted EBITDA as a percentage of the total revenue) was 33.2%, down by 0.4 percentage point from 2006.
In particular, our EBITDA for the GSM cellular business was RMB27.91 billion, up by 4.4% from 2006. EBITDA margin (representing EBITDA as a percentage of the total revenue) for the GSM cellular business changed from 44.6% in 2006 to 44.5% in 2007. EBITDA for the CDMA cellular business was RMB1.82 billion, down by 0.7% from 2006. EBITDA margin for the CDMA cellular business changed from 5.7% in 2006 to 5.6% in 2007. EBITDA for the long distance, data and Internet businesses was RMB3.49 billion, down by 4.5% from 2006. EBITDA margin for the long distance, data and Internet businesses decreased from 44.6% in 2006 to 43.5% in 2007.
VI.	CAPITAL EXPENDITURES AND FREE CASH FLOW
Our capital expenditures totaled RMB25.72 billion in 2007, which were mainly invested on GSM network infrastructure. Capital expenditures attributable to the GSM cellular business were RMB16.49 billion. Capital expenditures for the long distance, data and Internet businesses (including access network) were RMB0.72 billion. Capital expenditures for local gateway and infrastructure network were RMB4.25 billion. Capital expenditures for billing, customer services and information technology system, as well as buildings and other expenditures were RMB4.26 billion.

Cash inflow from operating activities changed from RMB36.14 billion in 2006 to RMB32.33 billion in 2007 due to the settlement of payables and increase in payment of income tax. After deducting capital expenditures of RMB25.72 billion, the free cash flow was RMB6.61 billion in 2007.
The table below illustrates the capital expenditures of various major businesses in 2007 and the planned expenditures in 2008.

	2007	2008
	RMB	RMB	As
	(in billions)	(in billions)	percentage

Total	25.72	30.95	100%
GSM cellular	16.49	18.70	60.4%
Long distance, data and Internet	0.72	1.10	3.6%
Gateway and infrastructure network	4.25	4.80	15.5%
Others	4.26	6.35	20.5%
Our capital expenditures planned for 2008 are estimated to be approximately RMB30.95 billion. Capital expenditures for the GSM cellular business are estimated to be approximately RMB18.70 billion which will be used to improve the quality of network coverage and the infrastructure for value-added business platform. Capital expenditures for the long distance, data and Internet businesses (including access network) are estimated to be approximately RMB1.10 billion. Capital expenditures for local gateway and infrastructure network are estimated to be approximately RMB4.80 billion. Capital expenditures for information technology systems and buildings and other expenditures are estimated to be approximately RMB6.35 billion. We plan to rely primarily on the cash generated from operating activities to satisfy our capital expenditures needs.
VII.	BALANCE SHEET
In 2007, our balance sheet structure was more stable. Our total assets increased from RMB148.30 billion as at 31 December 2006 to RMB149.42 billion as at 31 December 2007. Our total interest- bearing debts decreased from RMB25.65 billion as at 31 December 2006 to RMB3.86 billion as at 31 December 2007. The liabilities-to-assets ratio (Note 4) decreased from 46.1% as at 31 December 2006 to 34.9% as at 31 December 2007. The debt-to-capitalisation ratio (Note 5) decreased from 24.3% as at 31 December 2006 to 3.8% as at 31 December 2007. The decrease in debt-to- capitalisation ratio during 2007 resulted primarily from the conversion of the Convertible Bonds into the Company’s shares and the repayment of short-term bonds and long-term bank loans by the Group.

As at 31 December 2007, we had net current liabilities (i.e. current assets minus current liabilities) of RMB32.40 billion, representing an increase of RMB1.40 billion from RMB31.00 billion as at 31 December 2006. Taking into account of continuous net cash generated from operating activities and available sources of financing, we believe that our funds are sufficient to meet with our working capital requirements and debt obligations in 2008.
*
To enable an investor to better understand the Group’s results, the effects of realised loss of RMB0.57 billion on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund of RMB2.78 billion on reinvestment in a subsidiary, which are not considered to be indicators of the Group’s operating performance are excluded. For adjusted profit for the year and adjusted EBITDA, please refer to Note 2 and Note 3, respectively as set out below for details.

Note 1:
Upon the adoption of Hong Kong Financial Reporting Standards (“HKFRS”) in 2005, merger accounting is used to account for the combination of entities and businesses under common control in accordance with HKFRS 3 “Business Combinations” and Accounting Guideline 5 issued by the HKICPA. The results of operations and financial position of such entities or businesses are included in the consolidated financial statements of the Group as if they were always part of the Group from the beginning of the earliest period presented. As a result, comparative figures have been restated. For details, please refer to Note 2.1 to the Group’s financial statements included in our 2007 annual report.

Note 2:
Adjusted profit for the year represents profit for the year excluded the effects of realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary. Please refer to Note 13 to the Group Results for quantitative reconciliation of the realised/unrealised loss on changes in fair value of the derivative component of the Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary.

Note 3:
EBITDA represents profit for the year before interest income, financial gains/costs, other gains (other gains includes the tax refund on reinvestment in a subsidiary), income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and financial gains/(costs) may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Company.

Adjusted EBITDA represents profit for the year before realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds, interest income, financial gains/costs, other gains-net (other gains includes the tax refund on reinvestment in a subsidiary), income tax, depreciation and amortisation. We believe that the adjusted EBITDA may provide not only more meaningful supplemental information to but also facilitates the management and investors to assess our performance and liquidity by excluding realised/ unrealised loss on changes in fair value of derivative component of Convertible Bonds that is not be considered as an indicator of our operating performance from a cash flow perspective.
Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect the operating performance, financial capability and liquidity, they should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under the generally accepted accounting principles (the “GAAP”) as they do not have any standardised meaning under GAAP and are not regarded as measures of operating performance and liquidity under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 4:	Liabilities-to-assets ratio represents total liabilities over total assets.

Note 5:	Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.
EMPLOYEE AND REMUNERATION POLICY
As at 31 December 2007, the Group had approximately 120 and 57,000 employees in Hong Kong and Mainland China, respectively. Furthermore, the Group had approximately 60,000 temporary employees in Mainland China. For the year ended 31 December 2007, employee benefit expenses were approximately RMB7.14 billion (for the year ended 31 December 2006: RMB6.68 billion). The Group endeavors to maintain its employees’ remuneration in line with market trend and being competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits, internal and external training programmes, varying based on their individual needs.
The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing to the Company’s shares.
CORPORATE GOVERNANCE
The Company is committed to maintaining a high standard of corporate governance. The Company has complied with the code provisions in the Code on Corporate Governance Practices (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2007, except for the following:
1.
Under the Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separated and should not be performed by the same individual. The Board of Directors understands that the principle of the Code Provision is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. Mr. Chang Xiaobing has been the Chairman and the Chief Executive Officer of the Company since December 2004. Mr. Shang Bing is the Company’s President since November 2004. Mr. Chang Xiaobing is responsible for chairing the Board of Directors and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Shang Bing is responsible for the daily operation and management of the Company. The Board of Directors believes that at the present stage, so far as their functions are concerned, Mr. Chang Xiaobing and Mr. Shang Bing have achieved the aforesaid principle of separating responsibilities. The above arrangement also facilitates the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

2.
Under the Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at the general meeting and re-election by shareholders pursuant to the Company’s articles of association.

AUDIT COMMITTEE
The audit committee, together with the management, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including a review of the audited consolidated financial statements for the financial year ended 31 December 2007.
The audit committee comprises Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus, all being independent non-executive directors of the Company.
REMUNERATION COMMITTEE
The major responsibilities of the remuneration committee include: considering and approving the remuneration policies proposed by the management, remuneration packages of directors and senior management as well as the Company’s share option schemes.
The remuneration committee comprises Mr. Wu Jinglian and Mr. Cheung Wing Lam, Linus, each of whom is an independent non-executive director of the Company, and Mr. Lu Jianguo, a non-executive director of the Company.
MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY
The Company has established the Code for Dealing of Securities by Directors in accordance with Model Code for Securities Transactions by Directors of Listed Companies, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to all directors and each of the directors confirmed that he or she had complied with the relevant code for securities transactions during the financial year ended 31 December 2007.
CHARGES ON ASSETS
As at 31 December 2007, the Group did not pledge any property, plant or equipment to any bank as security for loans (31 December 2006: Nil).
REPURCHASES, SALES OR REDEMPTIONS OF LISTED SHARES OF THE COMPANY
For the financial year ended 31 December 2007, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of the Company’s listed shares.

FULL CONVERSION OF USD1 BILLION CONVERTIBLE BONDS BY SK TELECOM
On 20 June 2006, the Company entered into a subscription agreement (the “Subscription Agreement”) with SK Telecom, whereby SK Telecom agreed to subscribe and pay for the US dollar denominated bonds (the “Convertible Bonds”) issued at par by the Company in an aggregate principal amount of USD1 billion. The three-year Convertible Bonds bear zero interest, with a conversion price of HKD8.63 per share and a maturity date of 5 July 2009. The Convertible Bonds were issued on 5 July 2006.
Upon the receipt of the notice delivered by SK Telecom pursuant to the terms and conditions of the Convertible Bonds for the conversion in full of the Convertible Bonds into the Company’s ordinary shares, in August 2007, the Company issued 899,745,075 ordinary shares of the Company to SK Telecom, which represented approximately 6.61% of the Company’s enlarged share capital as at 20 August 2007.
Pursuant to the strategic alliance framework agreement between SK Telecom and the Company dated 20 June 2006, SK Telecom as a holder of more than 5% of the Company’s issued share capital, exercised its right to nominate Mr. Lee Suk Hwan as its representative to the Board. On 23 October 2007, Mr. Lee Suk Hwan was appointed as a non-executive director of the Company.
PURCHASE OF ASSETS AND BUSINESS OF THE GUIZHOU BRANCH OF UNICOM GROUP

CUCL entered into an asset transfer agreement with Unicom Group on 16 November 2007 pursuant to which CUCL agreed to purchase the Guizhou cellular telecommunication assets and business from Unicom Group at a cash consideration of RMB880 million (equivalent to approximately HKD922 million).
The acquisition was completed on 31 December 2007. Following the acquisition of the Guizhou cellular telecommunication assets and business by CUCL, the cellular telecommunications business operations of the Group has been expanded to cover all provinces, municipalities and autonomous regions in the PRC.
FINAL DIVIDEND
The Board of Directors proposed to pay a final dividend of RMB0.20 per share, with an aggregate value of approximately RMB2.7 billion, to the shareholders. If approved by shareholders at the coming annual general meeting, the final dividend will be paid in Hong Kong dollars on or about 12 June 2008 to those members registered in the Company’s register of members as at 16 May 2008.
CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from 14 to 16 May 2008 (both days inclusive) during which no transfer of the Company’s shares will be effected. To qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on 13 May 2008.

ANNUAL GENERAL MEETING
The annual general meeting of the Company will be held on 16 May 2008. Notice of the annual general meeting will be published on the websites of The Stock Exchange of Hong Kong Limited and the Company (www.chinaunicom.com.hk) and will be sent to shareholders in due course.
PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT
The 2007 annual financial information set out above does not constitute the Company’s statutory financial statements for the financial year ended 31 December 2007. Instead, it has been derived from the Group’s audited consolidated financial statements for the financial year ended 31 December 2007, which will be included in the Company’s 2007 annual report.
The Company’s 2007 annual results announcement and the 2007 annual report will be published on the websites of The Stock Exchange of Hong Kong Limited and the Company (www.chinaunicom.com.hk), and the 2007 annual report will be despatched to all shareholders in due course.
FORWARD-LOOKING STATEMENT
The Company would like to caution investors and readers about the forward-looking nature of some of the statements contained in this announcement. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include: the uncertainties in the development of telecommunication industry and technology in the PRC, future growth of the market demand for telecommunication services, changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy, the PRC government’s decisions in relation to the technology standards, licenses of 3G mobile telecommunication, the changes in political, economic, legal and social conditions in the PRC, including but not limited to the PRC government’s policies with respect to consolidations or restructuring of and other structural changes in the PRC telecommunications industry, and other factors that will affect the execution of our business plans and strategies as well as our business condition and financial results.

By order of the Board
China Unicom Limited
Chu Ka Yee
Company Secretary
Hong Kong, 27 March 2008
As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Yang Xiaowei, Li Zhengmao, Li Gang, Zhang Junan and Miao Jianhua

Non-executive directors:	Lu Jianguo and Lee Suk Hwan

Independent non-executive directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming